U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                WELLPOINT, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



April 18, 2012

Dear fellow WellPoint shareholders:


We are urging WellPoint Inc. shareholders to VOTE NO ON THE RE-ELECTION OF SUSAN BAYH AND JULIE HILL at the May 16th annual meeting. These directors, we believe, must be held accountable for WellPoint's refusal to a) disclose the details of its high risk political spending, b) adequately address long-standing investor concerns over political spending, and c) remedy a flawed governance framework for approving political spending.

Co-operative Asset Management, CtW Investment Group, Marco Consulting Group, Mercy Investment Services, and the Nathan Cummings Foundation represent long-term investments in WellPoint. As long-term investors, we believe that political activity, pursued for good reasons and in an appropriate manner, and undertaken with a robust governance structure and clear disclosure, can be positive and value-enhancing for shareholders. Unfortunately, WellPoint's activities, in our opinion, embody the other extreme: political spending that lacks adequate governance oversight and potentially places shareholder value and corporate reputation at risk. Although our immediate concern is with the company's handling of health care reform, recent controversy surrounding the activities of the American Legislative Exchange Council, or "ALEC," and its corporate funders, which includes WellPoint, is a timely reminder of the reputational risks from corporate spending./1/

We collectively share two core concerns:

  --WELLPOINT'S REFUSAL TO DISCLOSE DETAILS OF ITS POLITICAL SPENDING AND
    FAITHFULLY ADDRESS INVESTOR CONCERNS. WellPoint is among the largest members of America's Health Insurance Plans (AHIP), the national trade association for the health insurance industry, and its Chairman/CEO is on AHIP's Board of Directors. Bloomberg reported that AHIP provided $86 million to fund the U.S. Chamber of Commerce's (USCoC) highly-divisive ad campaign attacking health care reform proposals, including specific proposals which WellPoint explicitly endorsed. WellPoint has ignored repeated queries to clarify its involvement in AHIP's $86 million contribution and to reconcile the USCoC ad campaign against healthcare reform with WellPoint's support for key provisions included in the

__________

/1/ The Washington Post reports in an April 12, 2012 article "Trayvon Martin shooting spurs protests against companies with ties to legislative group," that there are growing protests against ALEC donors in the wake of the Trayvon Martin shooting and ALEC's advocacy for the "stand your ground law." According
to National Public Radio (April 13, 2012) seven corporations   Coca-Cola,
Pepsi, Mars, Kraft Foods, McDonalds, Wendy's and the software maker Intuit have since dropped their memberships in ALEC. WellPoint is listed by sourcewatch.org as a "Director Level sponsor" of ALEC's 2011 annual conference a(http://www.sourcewatch.org/index.php?title=WellPoint).

/2/ "Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," Bloomberg, Nov. 17, 2010. In a Jan. 13, 2010 article "Health Insurers Funded Chamber Attack Ads," The National Journal, citing people familiar with the situation, reported that WellPoint was among the contributors. The article was written, however, prior to the release of tax records used by Bloomberg, and estimates the total industry contribution at between $10 million and $20 million.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

    health reform overhaul and its opportunities for growth going forward under the new law./3/ Unfortunately, the board's opposition statement to a shareholder proposal requesting further disclosure, Item 4 on the ballot, is just the latest in a line of smoke and mirror tactics in which it has repeatedly asserted to shareholders that it is committed "to participating in the political process in a responsible way," and that "ample information about our contributions" is already available. Yet, despite claiming to provide significant, detailed disclosures of political contributions, WellPoint refuses to disclose "special assessments" (any payments made in addition to regular dues) to trade associations, which would cover contributions like AHIP's $86 million to the USCoC. MOST ALARMING: THIS APPEARS TO VIOLATE THE SPIRIT OF AN AGREEMENT WELLPOINT STRUCK IN 2007 WITH ONE OF THE SIGNATORIES TO THIS LETTER TO PROVIDE CLEARER DISCLOSURE OF ITS INDIRECT SPENBDING THROUGH TRADDE ASSOCIATIONS./4/

  --WELLPOINT'S WEAK GOVERNANCE FRAMEWORK.  WellPoint's board does not have a standing committee to oversee its political spending and approves contributions only to the extent that it endorses the total fiscal budget for the year, of which political spending is a part. During the health care reform debate, the board's duty to exercise objective, independent oversight of management in the best interests of shareholders was severely
    compromised     by having four directors with close connections to lobbying groups or political actors, which included entities active in the health care reform debate./5/ WellPoint did not disclose those key relationships. Two of those directors, Donald Riegle and William Bush are no longer on the board due to WellPoint's mandatory retirement age policy. The other two, Susan Bayh and Shelia Burke, remain on board, with the former subject to re-election this year.

__________

/3/ Key provisions, such as the universal mandate and health insurance exchanges, closely mirror the proposals for which WellPoint repeatedly expressed support in investor presentations during 2009 and 2010 even as they were being put at risk by the USCoC's war on reform. In fact, WellPoint stands to realize significant top-line growth from the expansion of coverage to more than 30 million presently uninsured, a point CEO Angela Braly stressed at BMO Capital Markets Focus on Healthcare Conference, Aug.5, 2010.

/4/ The Center for Political Accountability (CPA), in a report issued April 9, 2012, highlights that in 2007 WellPoint agreed to disclose "any portion of dues or similar payments made by WellPoint to any national trade association that are identified by the trade association as being used for non-deductible political expenditures, if such portion is $50,000 or more in a calendar year." The CPA concludes, however, that current disclosure, by not including special assessments, "leaves significant room for misrepresentation of the company's political spending . . . and undermines the ability of shareholders to assess risks." CPA report available http://politicalaccountability.net/index.php?ht= a/GetDocumentAction/i/6297

/5/ Donald Riegle is Chairman of APCO Government Affairs, a prominent lobbying firm that did extensive work relating to health care reform and received $17.4 million from the USCoC in 2009 and over $5 million from AHIP between 2007 and 2009; Sheila Burke is Senior Policy Advisor on health care at Baker, Donelson, Bearman, Caldwell & Berkowitz, a law and lobbying firm specializing in, among other things, health care policy; Susan Bayh is married to Evan Bayh, a former U.S. Senator whose vote during the reform debate was viewed as key by many and whose father, former U.S. Senator Birch Bayh, actively lobbied on health care during the reform debate; Evan Bayh now consults for the USCoC and is a partner at prominent law and obbying firm, McGuire Woods LLP; and William Bush, who has important political ties as the brother of former President G.H.W. Bush, uncle to former President G.W. Bush and former Florida Gov. J. Bush.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

RESTORING ACCOUNTABILITY BEGINS WITH VOTING AGAINST SUSAN BAYH AND JULIE HILL

Ultimately, the persistence of serious gaps in disclosure, despite repeated claims by the company to the contrary, and the board's blindness to the potential conflict of interest that certain directors represent, opens a serious credibility gap that demands directors be held directly responsible. We believe Ms. Bayh, along with Shelia Burke (not up for re-election this year) embody the profound conflicts of interest that continue to jeopardize the board's oversight process. Ms. Hill, as the sole long-standing member of the Governance Committee who is seeking re-election, must bear some responsibility for that committee's failure to insist on a robust governance and disclosure regime for political spending./6/

Voting against directors will also send a strong message to the board to uphold the highest standards of political governance and disclosure, such as those outlined recently by the International Corporate Governance Network (ICGN) in its Statement and Guidance on Political Lobbying and Donations.

The signatories intend to make further information detailing these concerns available upon request and in discussions with fellow shareholders. For more information, please contact Michael Pryce-Jones, CtW Investment Group at michael.pryce-jones@changetowin.org.


Sincerely,


Abigail Herron

/s/ Abigail Herron
Corporate Governance Manager
The Co-Operative Asset Management
$30 billion in assets under management.


Richard Clayton

/s/ Richard Chayton
Director of Research
The CtW Investment Group

__________

/6/ According to the 2012 proxy, Julie Hill recently stepped down from the Governance Committee. However, she served on the committee throughout the period of concern. Bayh appears to have just been re-appointed to the committee, having served in 2009.

/7/ Available at http://www.responsible-investor.com/images/uploads/advertising/ ICGN_PLD.pdf

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

The CtW Investment Group works with the pension funds of unions affiliated with Change to Win that which hold approximately $200 billion in assets.


Jack Marco

/s/ Jack Marco
Chairman/CEO
The Marco Consulting Group
$120 billion aggregate value of client assets


Valerie Heinonen, o.s.u.

/s/ Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
Assets under management include $400,000 in WellPoint shares


Laura Campos

/s/ Laura Campos
Director of Shareholder Activities
The Nathan Cummings Foundation
$415 million in assets




THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.